

5/10

SECURITIES
Washington, D.C. 20549

**10029130**

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36128 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/09**_____ AND ENDING_____**12/31/09**_____
                                   MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   **RFS Partners**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**44 Montgomery Street, Suite 2100**
(No. and Street)

**San Francisco**                **California**              **94104**
(City)                            (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Stephen Rogers**                                        **(415) 398-2727**
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Tait, Weller & Baker LLP**
(Name – if individual, state last, first, middle name)

**1818 Market Street, Suite 2400**        **Philadelphia**         **PA**         **19103**
(Address)                                 (City)                  (State)       (Zip Code)

CHECK ONE:

&#9746; Certified Public Accountant

&#9744; Public Accountant

&#9744; Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, __Stephen Rogers_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___RFS Partners_____ , as of __December 31_____ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

__See attachment_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 23rd
day of February , 2010 , by Stephen Rogers

_____,
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.

KATHERINE L. OGAN
COMM. #1800380
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires June 2, 2012

(Seal)                                    Signature _____

# TAIT, WELLER & BAKER LLP
## Certified Public Accountants

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
RFS Partners
San Francisco, California

We have audited the accompanying statement of financial condition of RFS Partners as of December 31, 2009, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RFS Partners as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

*Tait, Weller & Baker LLP*

Philadelphia, Pennsylvania
February 26, 2010

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | RFS Partners | | | N 3 | | | | 100 |
|---|---|---|---|---|---|---|---|---|

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 — 99
SEC FILE NO. 8-36128 — 98

Consolidated — 198
Unconsolidated X — 199

| | | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|---|
| 1. | Cash | $ 18,792 | 200 | | | $ 18,792 | 750 |
| 2. | Receivables from brokers or dealers: | | | | | | |
| | A. Clearance account | | 295 | | | | |
| | B. Other | | 300 | $ | 550 | | 810 |
| 3. | Receivable from non-customers | | 355 | | 600 | | 830 |
| 4. | Securities and spot commodities owned at market value: | | | | | | |
| | A. Exempted securities | 49,594 | 418 | | | | |
| | B. Debt securities | | 419 | | | | |
| | C. Options | | 420 | | | | |
| | D. Other securities | | 424 | | | | |
| | E. Spot commodities | | 430 | | | 49,594 | 850 |
| 5. | Securities and/or other investments not readily marketable: | | | | | | |
| | A. At cost $ | | 130 | | | | |
| | B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| | A. Exempted securities $ | | 150 | | | | |
| | B. Other securities $ | | 160 | | | | |
| 7. | Secured demand notes: | | 470 | | 640 | | 890 |
| | Market value of collateral: | | | | | | |
| | A. Exempted securities $ | | 170 | | | | |
| | B. Other securities $ | | 180 | | | | |
| 8. | Memberships in exchanges: | | | | | | |
| | A. Owned, at market $ | | 190 | | | | |
| | B. Owned, at cost | | | | 650 | | |
| | C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. | Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | 970,926 | 670 | 970,926 | 910 |
| 10. | Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | | 680 | | 920 |
| 11. | Other assets | | 535 | | 735 | | 930 |
| 12. | TOTAL ASSETS | $ 68,386 | 540 | $ 970,926 | 740 | $ 1,039,312 | 940 |

OMIT PENNIES

*See notes to financial statements.*

-1-

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | RFS Partners | as of 12/31/09 |
|---|---|---|

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

#### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|---|
| 13. Bank loans payable | $ | [1045] | $ [1255] $ | [1470] |
| 14. Payable to brokers or dealers: | | | | |
| A. Clearance account | | [1114] | [1315] | [1560] |
| B. Other | | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | | [1205] | [1385] | [1685] |
| 18. Notes and mortgages payable: | | | | |
| A. Unsecured | | [1210] | | [1690] |
| B. Secured | | [1211] | [1390] | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | | |
| A. Cash borrowings: | | | | |
| 1. from outsiders $ [970] | | | [1400] | [1710] |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ | [1230] | $ [1450] $ | [1760] |

#### Ownership Equity

| | | | Total |
|---|---|---|---|
| 21. Sole Proprietorship | | $ | [1770] |
| 22. Partnership (limited partners) | ($ [1020] ) | 1,039,312 | [1780] |
| 23. Corporation: | | | |
| A. Preferred stock | | | [1791] |
| B. Common stock | | | [1792] |
| C. Additional paid-in capital | | | [1793] |
| D. Retained earnings | | | [1794] |
| E. Total | | | [1795] |
| F. Less capital stock in treasury | ( | | [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 1,039,312 | [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 1,039,312 | [1810] |

OMIT PENNIES

*See notes to financial statements.*

-2-

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | RFS Partners | as of | 12/31/09 |

### COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | $ 1,039,312 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | 19 ( | ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | 1,039,312 | 3500 |
| 4. | Add: | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | $ 1,039,312 | 3530 |
| 6. | Deductions and/or charges: | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 17 $ 970,926 | 3540 | |
| | B. Secured demand note delinquency | | 3590 | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | |
| | D. Other deductions and/or charges | | 3610 | ( (970,926) ) 3620 |
| 7. | Other additions and/or allowable credits (List) | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | 20 $ 68,386 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | A. Contractual securities commitments | $ | 3660 | |
| | B. Subordinated securities borrowings | | 3670 | |
| | C. Trading and investment securities: | | | |
| |   1. Exempted securities | 18 992 | 3735 | |
| |   2. Debt securities | | 3733 | |
| |   3. Options | | 3730 | |
| |   4. Other securities | | 3734 | |
| | D. Undue Concentration | | 3650 | |
| | E. Other (List) | | 3736 | ( (992) ) 3740 |
| 10. | Net Capital | | $ 67,394 | 3750 |

OMIT PENNIES

The net capital as reported in the Company's unaudited Focus Report
agrees with the audited net capital reported above.

*See notes to financial statements.*

-3-

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | RFS Partners | as of 12/31/09 |
|---|---|---|

## COMPUTATION OF NET CAPITAL REQUIREMENT

### Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | | $ | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | $ 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | $ 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | | $ 62,394 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 22 | $ 67,394 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit | 21 | $ 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | | $ 3810 | | |
| C. Other unrecorded amounts (List) | | $ 3820 | $ | 3830 |
| 18. Total aggregate indebtedness | | | $ | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | % | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | | $ | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 23 | $ | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | | $ | 3760 |
| 24. Excess capital (line 10 less 23) | | $ | 3910 |
| 25. Net capital in excess of the greater of: | | | |
| A. 5% of combined aggregate debit items or $120,000 | | $ | 3920 |

## NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

*See notes to financial statements.*

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER    RFS Partners

For the period (MMDDYY) from 12/31/08 [3932] to 12/31/09 [3933]
Number of months included in this statement    3    [3931]

## STATEMENT OF INCOME (LOSS)

**REVENUE**

| | | |
|---|---|---|
| 1. Commissions: | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | 3935 |
| b. Commissions on listed option transactions | 25 | 3938 |
| c. All other securities commissions | | 3939 |
| d. Total securities commissions | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | |
| a. From market making in options on a national securities exchange | | 3945 |
| b. From all other trading | | 3949 |
| c. Total gain (loss) | | 3950 |
| 3. Gains or losses on firm securities investment accounts | (1,404) | 3952 |
| 4. Profit (loss) from underwriting and selling groups | 26 | 3955 |
| 5. Revenue from sale of investment company shares | 63,200 | 3970 |
| 6. Commodities revenue | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 3975 |
| 8. Other revenue | 114,276 | 3995 |
| 9. Total revenue | $ 176,072 | 4030 |

**EXPENSES**

| | | |
|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | 4120 |
| 11. Other employee compensation and benefits | | 4115 |
| 12. Commissions paid to other broker-dealers | | 4140 |
| 13. Interest expense | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | 4070 | |
| 14. Regulatory fees and expenses | 12,062 | 4195 |
| 15. Other expenses | 94,155 | 4100 |
| 16. Total expenses | $ 106,217 | 4200 |

**NET INCOME**

| | | |
|---|---|---|
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | $ 69,855 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | 28 | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | 4222 |
| a. After Federal income taxes of | 4338 | |
| 20. Extraordinary gains (losses) | | 4224 |
| a. After Federal income taxes of | 4239 | |
| 21. Cumulative effect of changes in accounting principles | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | $ | 4230 |

**MONTHLY INCOME**

| | | |
|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | 4211 |

*See notes to financial statements.*

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER     RFS Partners

For the period (MMDDYY) from 12/31/08 to 12/31/09

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period ........................................................................................... $    969,457 [4240]
   A. Net income (loss) ................................................................................................... 69,855 [4250]
   B. Additions (Includes non-conforming capital of .......................................₂₉ $_____ [4262] ) [4260]
   C. Deductions (Includes non-conforming capital of ..............................$_____ [4272] ) [4270]

2. Balance, end of period (From item 1800) ........................................................... $ 1,039,312 [4290]

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ........................................................................................₃₀ $_____ [4300]
   A. Increases.................................................................................................................. _____ [4310]
   B. Decreases ............................................................................................................... _____ [4320]

4. Balance, end of period (From item 3520) ........................................................... $_____ [4330]

OMIT PENNIES

*See notes to financial statements.*

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | RFS Partners | as of 12/31/09 |
|---|---|---|

## EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A.  (k)(1) — $2,500 capital category as per Rule 15c3-1 ....$(5,000) ........................................................................ X [4550]

B.  (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ................................................. [4560]

C.  (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
    Name of clearing firm ▾30 _____ [4335] [4570]

D.  (k)(3) — Exempted by order of the Commission (include copy of letter) ............................................................... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual (See below for code ) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| ▾31 [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| ▾32 [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| ▾33 [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| ▾34 [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| ▾35 [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |

Total $ ▾36 [4699]

**OMIT PENNIES**

Instructions:  Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

**WITHDRAWAL CODE:**  **DESCRIPTIONS**
1.  Equity Capital
2.  Subordinated Liabilities
3.  Accruals

*See notes to financial statements.*

# RFS PARTNERS

*STATEMENT OF CASH FLOWS*

**Year ended December 31, 2009**

## INCREASE (DECREASE) IN CASH

*Cash flows from operating activities*

| | |
|---|---:|
| Dividends and fees received | $ 124,530 |
| Filing fees and operating expenses paid | (106,217) |
| **Net cash provided by operating activities** | 18,313 |
| **Net increase in cash** | 18,313 |

*Cash*

| | |
|---|---:|
| Beginning of year | 479 |
| **End of year** | $  18,792 |

## RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

| | |
|---|---:|
| Net income | $  69,855 |
| Appreciation of investments, net | (51,542) |
| **Net cash provided by operating activities** | $  18,313 |

*See notes to financial statements.*

# RFS PARTNERS

*NOTES TO FINANCIAL STATEMENTS*

December 31, 2009

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  RFS Partners (the *"Company"*) is a California limited partnership and the general partner of CCM Partners which is the investment manager of the California Investment Trust Fund Group.

(B)  To date, the Company has not engaged in any activities relating to broker-dealer transactions.

(C)  *USE OF ESTIMATES*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

(D)  *INVESTMENTS*

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

(E)  *FAIR VALUE MEASUREMENT*

The Company adopted Financial Accounting Standards Board *("FASB")* Statement of Financial Accounting Standards No. 157 *"Fair Value Measurements" ("FAS 157")* on January 1, 2008. FAS 157 defines fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 establishes a framework for measuring fair value and a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability.  Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability.  Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Fund's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances.  The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation.  The hierarchy of inputs is summarized below.

The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities.

Level 1 – quoted prices in active markets for identical investments.

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining fair value of investments)

# RFS PARTNERS

## NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

The following is a summary of the inputs used as of December 31, 2009 in valuing the Company's investments:

| Valuation Input | Investment in Securities |
|---|---|
| Level 1 | $ 49,594 |
| Level 2 | - |
| Level 3 | 951,732 |
| | $1,001,326 |

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

| Description | Investment in Securities |
|---|---|
| Balance as of December 31, 2008 | $895,964 |
| Increase in value of partnership interest | 55,768 |
| Balance as of December 31, 2009 | $951,732 |

## (2) INVESTMENTS

At December 31, 2009 investments consisted of the following:

| | Fair Value |
|---|---|
| Equity Securities | $ 49,594 |
| Partnership Interest | 951,732 |
| | $1,001,326 |

## (3) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $67,394, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 0%.

# TAIT, WELLER & BAKER LLP

*Certified Public Accountants*

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

**Board of Directors**
**RFS Partners**
**San Francisco, California**

In planning and performing our audit of the financial statements of RFS Partners (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, accounts, verifications, and comparisons and recordation of differences required by Rule 17a-13 and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Tait, Weller & Baker LLP*

**TAIT, WELLER & BAKER LLP**

**Philadelphia, Pennsylvania**
**February 26, 2010**

# RFS PARTNERS

*ANNUAL AUDITED REPORT*
*FORM X-17A-5*

**DECEMBER 31, 2009**

*TAIT, WELLER & BAKER LLP*